FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on April 1, 2009, announcing the Company’s intention to release on Thursday, April 2, 2009, its fourth quarter and year-end 2008 results.  Attached to this Report on Form 6-K as Exhibit 2 is the press release issued by the Company on April 2, 2009, announcing its operating results for the fourth quarter and the fiscal year ended December 31, 2008.

EXHIBIT 1

NEWS RELEASE for April 1, 2009
Contact:   Michael Mason (investors)
        Allen & Caron Inc
        212 691 8087
        michaelm@allencaron.com

TOP SHIPS ANNOUNCES DATE OF FOURTH QUARTER & YEAR-END 2008
RESULTS RELEASE AND CONFERENCE CALL

ATHENS, GREECE (April 1, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) will release its fourth quarter and year-end 2008 results on Thursday, April 2, 2009, before market opening. That same day, at 11:00AM ET, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company’s website at www.topships.org, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 1-877-660-6853 (from the US and Canada) or +1-201-612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 319023. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through April 9, 2009.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of eleven double-hull handymax tankers, with a total carrying capacity of approximately 0.5 million dwt, of which 74% are sister ships. Seven of the Company’s handymaxes are on time charter contracts with an average term of one year with all of the time charters including profit sharing agreements above their base rates. Four of the Company’s handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

■	Two newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for a period of ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company’s drybulk vessels have fixed rate employment contracts for an average period of 24 months.

# # # #

EXHIBIT 2

NEWS RELEASE for April 2, 2009

Contact:        Michael Mason (investors)                                    Alexandros Tsirikos
         Allen & Caron Inc                                                    TOP Ships Inc
            212 691 8087                                                              011 30 210 812 8180
           michaelm@allencaron.com                                      atsirikos@topships.org

TOP SHIPS REPORTS FOURTH QUARTER AND FISCAL YEAR 2008 FINANCIAL RESULTS

ATHENS, GREECE (April, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its operating results for the fourth quarter and the fiscal year ended December 31, 2008.

For the three months ended December 31, 2008, the Company reported net income of $8,429,000, or $0.30 per share, compared with net loss of $37,439,000, or $2.67 per share, for the fourth quarter of 2007. The weighted average numbers of common shares used in the computations were 28,090,125 and 14,082,742 for the fourth quarter of 2008 and 20071, respectively. For the three months ended December 31, 2008, operating income was $7,952,000, compared with operating loss of $25,982,000 for the fourth quarter of 2007. Revenues for the fourth quarter of 2008 were $36,962,000, compared to $51,789,000 recorded in the fourth quarter of 2007.

For the year ended December 31, 2008, the Company reported net income of $25,639,000, or $1.01 per share, compared with net loss of $49,076,000, or $4.09 per share, for the year ended December 31, 2007. The weighted average numbers of common shares used in the computations were 25,445,031 and 11,986,857 for the years ended December 31, 2008 and 20071, respectively. For the year ended December 31, 2008, operating income was $61,723,000, compared with operating loss of $29,118,000 for the year ended December 31, 2007. Revenues for the year ended December 31, 2008 were $257,380,000, compared to $252,259,000 recorded in the year ended December 31, 2007.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

“The later part of 2008 was very challenging for the shipping industry and the world economy overall. Despite the challenges faced, we achieved another quarter with solid results, which is a product of our successful strategic decisions that were implemented throughout the year. Specifically, during 2008:

-
We sold 7 owned suezmax tankers and 1 owned panamax dry bulk vessel for an aggregate sale price of $380.5 million. These sales enhanced our liquidity and created a cash cushion during a period where liquidity is key to the survival of any company.

1 Adjusted for 1:3 reverse stock split effective in March 2008.

-	We arranged the sale of 6 chartered-in vessels, under bareboat charters, and terminated the respective charters.

-
We completed the refinancing of our six new-building product tankers and we chartered all 6 vessels with 3 major charterers at fixed rates for periods that range between 7 and 10 years. These charters have been agreed on a bareboat basis, which not only reduces our long-term market risk relating to the vessels, but also eliminates the Company’s operational risk for that period.

-	We took delivery of our dry bulk vessels, which are currently deployed on time charters at premium rates.

Developments during the fourth quarter of 2008 included:

-	As of December 31, 2008, the Company was not in compliance with certain loan covenants. We are currently in advanced discussions with our lending banks to receive waivers of the covenants to 2010.

-	We terminated an interest rate derivative product for $5.0 million. When we entered into this product in November 2007, we had received an upfront payment of $8.5 million.

-	We completed the refinancing for our new-building product tankers, four of which have already been delivered to their bareboat charterers.

-	We commenced our share repurchase program, which allows the Company to purchase up to $20.0 million in our shares over period of one year.”

Recent Developments
Our Board of Directors has appointed as of April 1st, 2009 Mr. Alexandros Tsirikos to the position of Chief Financial Officer. Mr. Tsirikos, 34, is a UK qualified Chartered Accountant (ACA) and has been employed with Top Ships since July 2007 as the Company’s Corporate Development Officer. Prior to joining TOP Ships, Mr Tsirikos was a manager with PricewaterhoouseCoopers where he worked for six years. During his career with PwC, Mr. Tsirikos drew experience both from consulting as well as auditing as a member of the PwC Advisory team and Assurance team. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modelling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the IFRS (International Financial Reporting Standards) technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds an MSc in Shipping Trade and Finance from City University of London and a Bachelor’s Degree with honours in Business Administration from Boston University in the United States. He speaks English, French and Greek.

The following key indicators serve to highlight changes in the financial performance of the Company’s vessels during the fourth quarters of 2007 and 2008 and the years ended December 31, 2007 and 2008:

	Suezmax Vessels
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,104	-	-100.0%	4,500	2,306	-48.8%
Total operating days	845	-	-100.0%	3,801	1,782	-53.1%
Utilization	76.5%	-	-	84.5%	77.3%	-8.5%
TCE[2] per ship per day under spot voyage charter	23,068	-	-	32,249	49,337	53.0%
TCE per ship per day under time charter	35,205	-	-	35,355	39,808	12.6%
Average TCE	28,469	-	-	33,466	44,655	33.4%
Other vessel operating expenses per ship per day	11,618	-	-	9,388	13,484	43.6%

	Handymax Vessels
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	736	644	-12.5%	3,610	2,789	-22.7%
Total operating days	584	638	9.2%	3,190	2,575	-19.3%
Utilization	79.3%	99.1%	24.9%	88.4%	92.3%	4.5%
TCE per ship per day under spot voyage charter	-	-	-	-	33,454	-
TCE per ship per day under time charter	16,526	18,998	15.0%	19,589	18,811	-4.0%
Average TCE	16,526	19,030	15.2%	19,589	19,496	-0.5%
Other vessel operating expenses per ship per day	7,650	8,470	10.7%	6,920	9,029	30.5%

	Tanker Fleet
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,840	644	-65.0%	8,110	5,095	-37.2%
Total operating days	1,429	638	-55.4%	6,991	4,357	-37.7%
Utilization	77.7%	99.1%	27.6%	86.2%	85.5%	-0.8%
TCE per ship per day under spot voyage charter	23,068	-	-	32,249	47,511	47.3%
TCE per ship per day under time charter	23,842	18,940	-20.6%	24,606	24,285	-1.3%
Average TCE	23,588	18,650	-20.9%	27,134	29,786	9.8%
Other vessel operating expenses per ship per day	10,030	9,803	-2.3%	8,289	11,046	33.3%

	Drybulk Fleet
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	66	460	597.0%	66	1,780	2597.0%
Total operating days	41	440	973.2%	41	1,742	4148.8%
Utilization	62.1%	95.7%	54.0%	62.1%	97.9%	57.5%
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	76,902	53,070	-31.0%	76,902	51,060	-33.6%
Average TCE	76,902	53,070	-31.0%	76,902	51,060	-33.6%
Other vessel operating expenses per ship per day	10,092	6,241	-38.2%	10,425	6,088	-41.6%

	Total Fleet
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,906	1,104	-42.1%	8,176	6,875	-15.9%
Total operating days	1,470	1,078	-26.7%	7,032	6,099	-13.3%
Utilization	77.1%	97.6%	26.6%	86.0%	88.7%	3.1%
TCE per ship per day under spot voyage charter	23,068	-	-	32,249	47,530	47.4%
TCE per ship per day under time charter	26,015	32,871	26.4%	25,060	33,477	33.6%
Average TCE	25,075	32,699	30.4%	27,424	35,862	30.8%
Other vessel operating expenses per ship per day	10,033	8,319	-17.1%	8,307 *	9,762	17.5%
General and administrative expenses per ship per day*	4,407	6,392	45.1%	3,036	4,578	50.8%

  2 Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

* The daily General and Administrative expenses include approximately $1,153 and $1,303 for the three-month period and $423 and $1,055 for the year ended December 31, 2007 and 2008, respectively, of non-cash restricted stock expense, general compensation, specific legal fees and depreciation for other fixed assets.

Fleet Report:

As of December 31, 2008, the Company’s fleet consisted of 12 vessels, or 0.6 million dwt (including 7 owned and 5 vessels sold and leased back for a period of 5 to 7 years) as compared to 23 vessels, or 2.2 million dwt (including 11 vessels sold and leased back for a period of 5 to 7 years) on December 31, 2007.

The Company’s fleet size and composition remained unchanged during the fourth quarter of 2008.

Fleet Deployment:

During the fourth quarter of 2008, the Company had 100% of the fleet’s operating days on long-term employment contracts. As of December 31, 2008, all of the Company’s 12 vessels were on time charter contracts with an average term of 1.7 years with all but four of the time charters including profit sharing agreements, and one vessel under bareboat charter with a term of over three years.

Tanker Vessels:

All of the Company’s Handymax tankers operate under long-term employment agreements that provide for a base rate and additional profit sharing.

During the fourth quarter of 2008, the Company’s Handymax tankers earned on average $18,998 per vessel per day on a time charter equivalent (TCE) basis, including profit-sharing allocated to the Company.

Drybulk Vessels:

During the fourth quarter of 2008, four of the Company’s drybulk vessels operated under time charter contracts and one under bareboat charter, earning on average $53,070 per vessel per day on a time charter equivalent (TCE) basis, including the amortization of the fair value of time charter contracts of $14,492 per vessel per day.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built D	Charter Type	ExpiryE	Daily Base Rate	Profit Sharing Above Base Rate (2009)
11 Handymax Tankers
RelentlessA	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter
VanguardB	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter
SpotlessB	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter
DoubtlessB	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter
FaithfulB	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter
DauntlessC	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PC	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss MarilenaC	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	None
LichtensteinC	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Ionian WaveC	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
Thyrrhenian WaveC	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None

2 Newbuilding Product Tankers
Hull S-1031	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Hull S-1033	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

Total Tanker dwt	626,572

5 Drybulk Vessels
CycladesC	75,681	2000	Time Charter	Q2/2011	$54,250	None
AmalfiC	45,526	2000	Time Charter	Q2/2009	$12,000	None
Voc GallantC	51,200	2002	Bareboat Charter	Q2/2012	$27,000F	None
PepitoC	75,928	2001	Time Charter	Q2/2013	$41,000	None
AstraleC	75,933	2000	Time Charter	Q2/2009	$40,000	None

Total Drybulk dwt	324,268

TOTAL DWT	950,840

A. Vessels sold and leased back in August and September 2005 for a period of 7 years.
B. Vessels sold and leased back in March 2006 for a period of 5 years.
C. Owned vessels.
D. Year of delivery for the newbuilding product tankers.
E. For the newbuilding product tankers, the expected expiry is inserted.
F. From May/June 2009 until May/June 2012, the daily base rate will be $24,000.

Liquidity and Capital Resources

Since the Company’s formation, the sources of funds have been cash from operations, long-term borrowings and equity provided by the shareholders. The Company’s principal use of funds has been capital expenditures to establish and grow its fleet, maintain the quality of its vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding served loan facilities. The Company expects to rely upon operating cash flows, long-term borrowings and equity financings to implement its future growth plan.

As of December 31, 2008, the Company had total indebtedness under senior secured credit facilities of $346.9 million (excluding unamortized financing fees of $4.4 million) with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), DVB Bank (“DVB”), Alpha Bank (“ALPHA”) and Emporiki Bank (“EMPORIKI”), maturing from 2013 through 2019.

The Company’s unencumbered cash as of December 31, 2008 was $46.2 million.

As of December 31, 2008, the Company had three interest rate swap agreements with RBS for the amounts of $25.4 million, $10.0 million and $10.0 million for a remaining period of one, five and five years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also had one interest rate swap agreement with Egnatia Bank for the amount of $10.0 million for a remaining period of five years, respectively. Under this agreement the interest rate is fixed at an effective annual rate of 4.76%. In addition, the Company had seven interest rate swap agreements with HSH, six of them for the amounts of $11.2 million, $11.2 million, $11.2 million, $15.1 million, $7.4 million and $13.4 million, for a remaining period of three, three, three, five, five and seven years, respectively, and a forward interest rate swap agreement with HSH for the amount of $15.1 million effective in June 2010 for a period of four years, at a fixed interest rate of 4.73% in addition to the applicable margin. The above swaps of $10.0 million and $10.0 million with RBS and $10.0 million with Egnatia Bank include steepening terms based on the two and 10 year U.S. Dollar swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

Loan Covenants and Discussions with Banks

As at December 31, 2008, the Company was not in compliance with certain of its loan covenants.

As of the date of this release, the Company is in advanced discussions with all its lenders in order to receive waivers for such non-compliance, extending until the end of March 2010, but no definitive agreement has been signed yet. In order to receive waivers, the Company may have to amend certain terms of its existing financing agreements.

Because definitive agreements with respect to such waivers have not yet been signed, the Company currently cannot provide a breakdown of its debt and swap facilities into current and long term as such a breakdown is directly related to the status of the covenants.

If the Company receives waivers for more than one year from all its lenders then the debt and swap facilities would be split into current and long term portions based on when the installments fall due. If the Company cannot obtain covenant waivers from all of its lenders, all loans would need to be categorized as current as a result of cross default covenants attached to all loan agreements.

If the Company is not able to obtain covenant waivers or modifications, its lenders may require the Company to post additional collateral, enhance its equity and liquidity, increase its interest payments or pay down its indebtedness to a level where it is in compliance with its loan covenants, sell vessels, or they may accelerate its indebtedness, which would impair its ability to continue to conduct its business. In order to further enhance its liquidity, the Company may find it necessary to sell vessels at a time when vessel prices are low, in which case it will recognize losses and a reduction in its earnings, which could affect its ability to raise additional capital necessary for the Company to comply with its loan covenants and/or the additional lender requirements described above.

Conference Call and Webcast

Top Ships’ management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, April 2, 2009, at 11:00 AM ET.

Those interested in listening to the live webcast may do so by going to the Company’s website at http://www.topships.org, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 1-877-660-6853 (from the US and Canada) or +1-201-612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 319023. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through April 9, 2009.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of eleven double-hull handymax tankers, with a total carrying capacity of approximately 0.5 million dwt, of which 74% are sister ships. Seven of the Company’s  handymaxes are on time charter contracts with an average term of one year with all of the time charters including profit sharing agreements above their base rates. Four of the Company’s handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

■	Two newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for a period of ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company’s drybulk vessels have fixed rate employment contracts for an average period of 24 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$51,789	$36,962	$252,259	$257,380

EXPENSES:

Voyage expenses	14,929	1,712	59,414	38,656
Charter hire expense	18,035	5,810	94,118	53,684
Amortization of deferred gain on sale and leaseback of vessels	(1,360)	(807)	(15,610)	(18,707)
Other vessel operating expenses	19,122	9,184	67,914	67,114
Dry-docking costs	9,829	364	25,094	10,036
Depreciation	8,614	5,856	27,408	32,664
General and administrative expenses	8,399	7,057	24,824	31,473
Foreign currency (gains) / losses, net	203	(166)	176	(85)
Gain on sale of vessels	-	-	(1,961)	(19,178)

Operating income (loss)	(25,982)	7,952	(29,118)	61,723

OTHER INCOME (EXPENSES):

Interest and finance costs	(6,620)	(3,612)	(18,318)	(27,138)
Fair value change of financial instruments	(5,768)	3,293	(4,904)	(10,650)
Interest income	901	815	3,248	1,831
Other, net	30	(19)	16	(127)

Total other expenses, net	(11,457)	477	(19,958)	(36,084)

Net Income (loss)	$(37,439)	$8,429	$(49,076)	$25,639

Earnings (loss) per share, basic and diluted	$(2.67)	$0.30	$(4.09)	$1.01

Weighted average common shares outstanding, basic	14,082,742	28,090,125	11,986,857	25,445,031

Weighted average common shares outstanding, diluted	14,082,742	28,090,125	11,986,857	25,445,031

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	December 31,
	2007	2008
ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$26,012	$46,242
VESSEL HELD FOR SALE	46,268	-
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	66,026	159,971
VESSELS, NET	553,891	414,515
RESTRICTED CASH	26,500	52,575
OTHER ASSETS	58,220	25,072
Total assets	$776,917	$698,375

LIABILITIES AND STOCKHOLDERS’ EQUITY

FINANCIAL INSTRUMENTS	10,683	16,438
FAIR VALUE OF BELOW MARKET TIME CHARTER	29,199	3,911
BANK DEBT	438,884	342,479
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	40,941	15,479
OTHER LIABILITIES	45,802	28,017

Total liabilities	565,509	406,324

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY	211,408	292,051

Total liabilities and stockholders’ equity	$776,917	$698,375

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)
	Year Ended
	December 31,
	2007	2008
	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:

Net income (loss)	$(49,076)	$25,639
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	30,124	38,605
Stock-based compensation expense	935	5,116
Change in fair value of financial instruments	4,904	10,650
Financial instrument termination payments		(7,500)
Amortization of deferred gain on sale and leaseback of vessels	(15,610)	(18,707)
Amortization of fair value below market time charter	(1,413)	(21,795)
(Gain) / loss on sale of other fixed assets	69	126
Gain on sale of vessels	(1,961)	(19,178)
Change in operating assets and liabilities	20,738	(1,109)

Net Cash from (used in) Operating Activities	(11,290)	11,847

Cash Flows from (used in) Investing Activities:

Principal payments received under capital lease		46,000
Principal payments paid under capital lease		(68,828)
Advances for vessels acquisitions / under construction	(37,343)	(114,260)
Vessel acquisitions and improvements	(355,045)	(118,142)
Insurance claims recoveries	1,852	3,447
Increase in restricted cash	-	(26,075)
Decrease in restricted cash	23,500	-
Net proceeds from sale of vessels	51,975	338,143
Net proceeds from sale of other fixed assets	74	58
Acquisition of other fixed assets	(3,295)	(1,792)

Net Cash from (used in) Investing Activities	(318,282)	58,551

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	316,851	271,156
Payments of long-term debt	(92,537)	(368,563)
Financial instrument upfront receipt	8,500	1,500
Issuance of common stock, net of issuance costs	98,341	50,601
Cancellation of fractional shares	-	(2)
Repurchase and cancellation of common stock		(731)
Payment of financing costs	(5,563)	(4,129)
Dividends paid	-	-

Net Cash from (used in) Financing Activities	325,592	(50,168)

Net increase (decrease) in cash and cash equivalents	(3,980)	20,230

Cash and cash equivalents at beginning of period	29,992	26,012

Cash and cash equivalents at end of period	$26,012	$46,242

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$13,731	$19,616

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value below market time charter	$30,612	$12,647
Amounts owed for capital expenditures	$1,215	$55

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated:  April 9, 2009                                                                         By:  /s/ Evangelos J. Pistiolis
                                                        Evangelos J. Pistiolis
                                                      Chief Executive Officer